

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 6, 2009

Terry A. Klebe
Chief Financial Officer
Cooper Industries, Ltd.
600 Travis, Suite 5600
Houston TX, 77002

> **Re: Cooper Industries, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
>
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2009 and June 30, 2009**
> **File No. 1-31330**

Dear Mr. Klebe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director